UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-39950

Evaxion Biotech A/S

(Exact Name of Registrant as Specified in Its Charter)

Dr. Neergaards Vej 5f

DK-2970 Hoersholm

Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference in Evaxion Biotech A/S’s registration statements on Form S-8 (File No. 333-255064), on Form F-3 (File No. 333-265132), on Form F-1, as amended (File No. 333-266050), Form F-1 (File No. 333-276505), and Form F-1 (File No. 333-279153), including any prospectuses forming a part of such registration statements and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Executive Management Changes

As reported on Form 6-K on August 2, 2024, Jesper Nissen tendered his resignation as the Interim Chief Financial Officer and Chief Operating Officer of Evaxion Biotech A/S (“Evaxion” or the “Company”), to be effective no earlier than October 31, 2024.

In Mr. Nissen’s place, the Company has appointed Thomas Schmidt as Interim Chief Financial Officer. Mr. Schmidt will succeed Mr. Nissen as the Company’s Interim CFO as of November 1, 2024, with handover commencing October 24, 2024.

Mr. Schmidt brings more than 30 years of financial management experience from across different industries with more than 25 years of these being based in the life science industry including roles as country Managing Director and Chief Financial Officer in Roche and Group CFO in Ambu. Ambu is a MedTech company listed on the Nasdaq Copenhagen Stock Exchange. Mr. Schmidt holds a Master of Science in Business Economics and Auditing from Copenhagen Business School and a has undergone training and preparation for State Authorized Public Accountant (CPA) exam.

In accordance with the terms of Mr. Schmidt’s agreement with the Company signed on September 17, 2024, Mr. Schmidt will receive a monthly salary of 217,000 DKK (or approximately 32,450 USD based on the current exchange rate of USD$1.00 = DKK6.69 as of September 19, 2024). The Company expects for Mr. Schmidt to serve until the Company names a permanent replacement to fill the role, and the agreement may be terminated on one month’s prior notice following the first two months.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Evaxion Biotech A/S

Date: September 20, 2024	By:	/s/ Christian Kanstrup
Christian Kanstrup
Chief Executive Officer